UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS FIRST QUARTER OF 2019 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – May 13, 2019 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2019, prepared in accordance with international Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.

FIRST QUARTER 2019 HIGHLIGHTS

•

Total revenues were KRW 133,623 million (US$ 117,595 thousand), representing a 18.0% increase from the fourth quarter ended December 31, 2018 (“QoQ”) and a 101.5% increase from the first quarter ended March 31, 2018 (“YoY”).

•	Operating profit was KRW 23,640 million (US$ 20,804 thousand), representing a 79.9% increase QoQ and a 390.5% increase YoY.
•	Profit before income tax expenses was KRW 24,389million (US$ 21,463 thousand), representing an 82.7% increase QoQ and a 376.6% increase YoY.
•	Net profit attributable to parent company was KRW 19,760 million (US$ 17,390 thousand), representing a 32.0% increase QoQ and a 456.8% increase YoY.

REVIEW OF FIRST QUARTER 2019 FINANCIAL RESULTS

Revenues

Subscription revenues for the first quarter of 2019 were KRW 6,256 million (US$ 5,506 thousand), representing a 28.2 % increase QoQ from KRW 4,880 million and a 29.7% decrease YoY from KRW 8,896 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online in Korea and Taiwan, and Ragnarok Prequel in Taiwan. The decrease YoY was largely due to decreased revenues from Ragnarok Prequel in Taiwan and Ragnarok Online in Korea and Taiwan.

Royalty and license fee revenues for the first quarter of 2019 were KRW 3,720 million (US$ 3,274 thousand), representing a 34.4% increase QoQ from KRW 2,768 million and a 19.5% decrease YoY from KRW 4,619 million. The increase QoQ was primarily due to increased revenue from Ragnarok Online in Japan. The decrease YoY resulted mainly from decreased revenues from Ragnarok Online in Japan, Thailand, and Brazil.

Mobile game and application revenues were KRW 121,147 million (US$ 106,615 thousand) for the first quarter of 2019, representing a 17.7% increase QoQ from KRW 102,916 million and a 135.7% increase YoY from KRW 51,396 million. The increase QoQ resulted primarily from increased revenues from Ragnarok M: Eternal Love in Southeast Asia, North America, South America, and Oceania, which was launched on October 31, 2018 and on January 9, 2019, respectively. Such increase was partially offset by decreased revenues from Ragnarok M: Eternal Love in Taiwan and Korea. The increase YoY was primarily due to revenues from Ragnarok M: Eternal Love in Southeast Asia, North America, South America, and Oceania. This increase was partially offset by decreased revenue from Ragnarok M: Eternal Love in

Taiwan and Korea, RO: Idle Poring in global markets except for China and Japan, and Ragnarok R in Taiwan and Korea.

Character merchandising and other revenues were KRW 2,500 million (US$ 2,200 thousand) for the first quarter of 2019, representing 6.3% decrease QoQ from KRW 2,668 million and a 78.6% increase YoY from KRW 1,400 million

Cost of Revenue

Cost of revenue was KRW 101,237 million (US$ 89,094 thousand) for the first quarter of 2019, representing a 10.9% increase QoQ from KRW 91,304 million and a 121.1% increase YoY from KRW 45,784 million. The increase QoQ was mainly due to increased commission paid for mobile game services related to Ragnarok M: Eternal love in North, South America and Oceania. The increase YoY was mostly from increased commission paid for mobile game services related to Ragnarok M: Eternal love in Southeast Asia, North, South America and Oceania.

Operating Expenses

Operating expenses were KRW 8,746 million (US$ 7,697 thousand) for the first quarter of 2019, representing a 0.5% decrease QoQ from KRW 8,787 million and a 44.3% decrease YoY from KRW 15,707 million. The decrease QoQ was mainly attributable to decreased salaries and research and development expenses. Such decrease was partially offset by increased advertising expenses. The decrease YoY was mostly resulted from decreased advertising expenses for Ragnarok M: Eternal Love and RO: Idle Poring in Korea.

Profit before income tax expenses

Profit before income tax expenses was KRW 24,389 million (US$ 21,463 thousand) for the first quarter of 2019 compared with profit before income tax expense of KRW 13,351 million for the fourth quarter of 2018 and profit before income tax expenses of KRW 5,117 million for the first quarter of 2018.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 19,760 million (US$ 17,390 thousand) for the first quarter of 2019 compared with net profit attributable to parent company of KRW 14,967 million for the fourth quarter of 2018 and a net profit attributable to parent company of KRW 3,549 million for the first quarter of 2018.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 127,330 million (US$ 112,057 thousand) as of March 31, 2019.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,136.30 to US$ 1.00, the noon buying rate in effect on March 29, 2019 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

Ragnarok Online IP-based Games

•	Ragnarok M: Eternal Love, a MMORPG mobile game

Gravity is preparing for the service in Japan during 2019 after the launch of Ragnarok M: Eternal Love in North America, South America, and Oceania on January 9, 2019. The game will be published by GungHo Online Entertainment Inc, (“Gungho”) the licensee of Ragnarok Online in Japan and Gungho will make an official announcement of the game release in May.

•	Ragnarok Web MMORPG, a web browser-based 3D new version of game

Ragnarok web MMORPG is scheduled to be launched in Taiwan, Hong Kong, and Macau in the second quarter of 2019. Gravity will start pre-registration for Ragnarok Web 3D on May 23, 2019.

•	Other Ragnarok Online IP-based games

RO Click H5, a HTML 5 version of idle game, has launched in Korea on April 9, 2019. Gravity is collaborating with KT Corporation for co-marketing of 5G game. Gravity is also planning to launch this game globally in 2019.

A 3D Action MORPG mobile game, Ragnarok Spear of Odin, is expected to be launched in Taiwan, Hong Kong, and Macau in 2019. The game was developed by NeoCyon, our Korean based subsidiary and Gravity also is preparing the other games based on Ragnarok Online IP.

Other IP games

•	A MORPG mobile game, RO X Dawn Break, will be launched in Indonesia on May 14, 2019. The game is published by Gravity Game Link, a joint venture in Indonesia.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of first quarter in 2019 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 83 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2018 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Sang Eun Sung
IR Manager
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

#     #     #

GRAVITY Co., Ltd.

Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-18		31-Jun-19
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	86,051	75,729	111,830	98,416
Short-term financial instruments	9,500	8,361	15,500	13,641
Accounts receivable, net	60,664	53,387	50,691	44,610
Other receivables, net	255	224	250	220
Prepaid expenses	2,516	2,214	1,846	1,625
Other current assets	1,182	1,040	1,672	1,471
Total current assets	160,168	140,955	181,789	159,983
Property and equipment, net	1,498	1,319	5,148	4,531
Intangible assets	1,163	1,024	1,022	899
Deferred tax assets	7,413	6,524	6,978	6,141
Other non-current financial assets	1,494	1,315	1,497	1,317
Other non-current assets	1,438	1,265	1,597	1,406
Total assets	173,174	152,402	198,031	174,277
Liabilities and Equity
Current liabilities:
Accounts payable	71,928	63,300	75,127	66,115
Deferred revenue	16,476	14,500	14,395	12,668
Withholdings	2,019	1,777	2,178	1,917
Accrued expense	1,031	907	1,037	913
Income tax payable	1,944	1,711	2,640	2,324
Other current liabilities	123	108	1,926	1,694
Total current liabilities	93,521	82,303	97,303	85,631
Long-term deferred revenue	3,598	3,167	2,647	2,330
Other non-current liabilities	503	443	2,490	2,191
Total liabilities	97,622	85,913	102,440	90,152
Share capital	3,474	3,057	3,474	3,058
Capital surplus	27,141	23,885	27,140	23,885
Other components of equity	138	122	244	214
Retained earnings (Accumulated deficit)	45,405	39,958	65,165	57,348
Equity attributable to owners of the Parent Company	76,158	67,022	96,023	84,505
Non-controlling interest	(606)	(533)	(432)	(380)
Total equity	75,552	66,489	95,591	84,125
Total liabilities and equity	173,174	152,402	198,031	174,277

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,136.30 to US$ 1.00, the noon buying rate in effect on March 29, 2019 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-18		31-Mar-18		31-Mar-19
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	4,880	4,295	8,896	7,829	6,256	5,506
Online games-royalties and license fees	2,768	2,436	4,619	4,065	3,720	3,274
Mobile games and applications	102,916	90,571	51,396	45,231	121,147	106,615
Character merchandising and other revenue	2,668	2,348	1,400	1,232	2,500	2,200
Total net revenue	113,232	99,650	66,311	58,357	133,623	117,595
Cost of revenue	91,304	80,352	45,784	40,292	101,237	89,094
Gross profit	21,928	19,298	20,527	18,065	32,386	28,501
Operating expenses:
Selling, general and administrative	5,921	5,211	13,827	12,169	6,665	5,865
Research and development	2,642	2,325	1,874	1,649	1,877	1,652
Others, net	224	197	6	5	204	180
Total operating expenses	8,787	7,733	15,707	13,823	8,746	7,697
Operating profit	13,141	11,565	4,820	4,242	23,640	20,804
Finance income(costs):
Finance income	533	469	590	519	1,062	934
Finance costs	(323)	(284)	(293)	(258)	(313)	(275)
Profit before income tax	13,351	11,750	5,117	4,503	24,389	21,463
Income tax expenses(profits)	(1,606)	(1,413)	1,593	1,402	4,627	4,072
Profit for the period	14,957	13,163	3,524	3,101	19,762	17,391
Profit attributable to:
Non-controlling interest	(10)	(9)	(25)	(22)	2	1
Owners of Parent company	14,967	13,172	3,549	3,123	19,760	17,390
Earning per share
- Basic and diluted	2,154	1.90	511	0.45	2,844	2.50
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS(1)
- Basic and diluted	2,154	1.90	511	0.45	2,844	2.50

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,136.30 to US$1.00, the noon buying rate in effect on March 29, 2019 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: May 13, 2019